FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Discontinuation of two CRYSTALIZE evidence trials

1 December 2023

Update on CRYSTALIZE evidence trials

Discontinuation of STABILIZE-CKD and DIALIZE-Outcomes Phase III trials

AstraZeneca has decided to discontinue the STABILIZE-CKD and DIALIZE-Outcomes Phase III evidence trials for Lokelma (sodium zirconium cyclosilicate). The decision was made due to substantially increased enrolment timelines and low event rates, respectively, which made it prohibitive to deliver study results within a timeframe to meaningfully advance clinical practice.

STABILIZE-CKD and DIALIZE-Outcomes trials are part of the CRYSTALIZE evidence programme, which includes clinical and real-world evidence studies researching the potential benefit of Lokelma in the management of hyperkalaemia (HK) across the cardiorenal spectrum.

Sharon Barr, Executive Vice President, BioPharmaceuticals R&D said: "Our ambitious CRYSTALIZE programme continues to generate evidence to improve the current management of hyperkalaemia, which we believe leads to better outcomes for cardiorenal patients when a potassium binder is included in their treatment regimen. Lokelma is the leading branded potassium binder globally and continues to benefit a broad hyperkalaemia patient population to achieve rapid, sustained potassium control and is well tolerated."

The Company will work with investigators to ensure the necessary follow-up with patients.

Lokelma is approved for the treatment of a broad HK patient population in 56 countries worldwide. The decision to discontinue the trials is not due to safety concerns and the positive benefit-risk of Lokelma does not change in the approved indication.

Notes

Hyperkalaemia
Hyperkalemia (HK) can be a chronic condition characterised by high levels of potassium in the blood, generally defined as greater than 5 mmol/L.1,2 Patients with high potassium levels are at significant risk of cardiac arrhythmias, which can lead to cardiac arrest.3 Worldwide there are about 840 million and 64 million people living with CKD and HF respectively, who are at an estimated two to three times higher risk of hyperkalemia.4-7 RAASi therapy is guideline-recommended to slow down CKD progression and reduce CV events, but the dose is often lowered or therapy is discontinued when HK is diagnosed.8-11 This has been shown to negatively impact patient outcomes, with mortality rates doubled for patients with CKD and HF whose RAASi had been down-titrated or discontinued compared to patients on maximum RAASi dose.12

STABILIZE-CKD
STABILIZE-CKD is a Phase III randomised double-blind, placebo-controlled, multicentre study evaluating the effect of Lokelma, as an adjunct to optimised RAASi therapy (ACEi/ARB) on CKD progression in participants with CKD and HK or at-risk of HK.13 The study consists of a three-month up-titration period with an ACEi/ARB to guideline-recommended doses while taking Lokelma followed by a maintenance phase of two years with repeated estimated glomerular filtration rate (eGFR) measurements, originally planned to involve 1360 participants across the world.

DIALIZE-Outcomes
DIALIZE-Outcomes is a Phase III randomised, double-blind, placebo-controlled, multicentre study evaluating the effect of Lokelma on arrhythmia-related cardiovascular outcomes in patients on chronic haemodialysis with recurrent HK.14 The study involves approximately 2800 participants across the world.

Lokelma
Lokelma (sodium zirconium cyclosilicate) is an anti-hyperkalaemia (HK) therapy that provides rapid potassium reduction and sustained potassium control.15 It is indicated for the treatment of HK in adults, including patients with ESKD on chronic haemodialysis.16 It is an insoluble, non-absorbed sodium zirconium silicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing medicine.16 It is administered orally and is odourless, tasteless, and stable at room temperature.16-17 Lokelma has been approved in more than 56 countries including US, EU, China and Japan.18

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression, and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
Thomsen RW et al. Elevated Potassium levels in patients with chronic kidney disease; occurrence, risk factors and clinical outcomes - a Danish population-based cohort study. J Am Heart Assoc. 2018;7:e008912
2.
Kovesdy CP, et al.Management of hyperkalaemia in chronic kidney disease. Nat Rev Nephrol. Nov 2014;10:653-662
3.
Kovesdy CP, et al. Serum and Dialysate Potassium Concentrations and Survival in Hemodialysis Patients. Clin J Am Soc Nephrol. 2007:2:999-1007.
4.
Jain N, et al. Predictors of hyperkalemia and death in patients with cardiac and renal disease. Am J Cardiol. 2012;109(10):1510-1513.
5.
Sarwar, et al. Hyperkalemia in Heart Failure. J Am Coll Cardiol. 2016;68(14):1575-1589.
6.
Jager KJ, et al. A Single Number for Advocacy and Communication-Worldwide More than 850 Million Individuals Have Kidney Diseases. Nephrol Dial Transplant. 2019;34(11):1803-5.
7.
Vos T, et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
8.
McDonagh TA, et al. 2021 ESC guidelines for the diagnosis and treatment of acute and chronic heart failure. Eur Heart J. 2021;42(36):3599-3726.
9.
Heidenreich PA, Bozkurt B, Aguilar D, et al. 2022 AHA/ACC/HFSA Guideline for the Management of Heart Failure: A Report of the American College of Cardiology/American Heart Association Joint Committee on Clinical Practice Guidelines. J Am Coll Cardiol. 2022;79(17):e263-e421.
10.
Collins AJ, et al. Association of serum potassium with all-cause mortality in patients with and without heart failure, chronic kidney disease, and/or diabetes. Am J Nephrol. 2017;46(3):213-221.
11.
Kidney Disease: Improving Global Outcomes (KDIGO) Diabetes Work Group. Kidney Int. 2022;102(5S): S1-S127.
12.
Epstein et al. Evaluation of the Treatment Gap Between Clinical Guidelines and the Utilization of Renin-Angiotensin Aldosterone System Inhibitors. Am J Manag Care. 2015;21(11 suppl): S212-S220.
13.
ClinicalTrials.Gov: A Study to Evaluate the Effect of Sodium Zirconium Cyclosilicate on Chronic Kidney Disease (CKD) Progression in Participants With CKD and Hyperkalaemia or at Risk of Hyperkalaemia (STABILIZE-CKD). Available at: https://clinicaltrials.gov/study/NCT05056727?intr=lokelma&rank=7. Last accessed November 2023.
14.
ClinicalTrials.Gov: Effect of Sodium Zirconium Cyclosilicate on Arrythmia-related Cardiovascular Outcomes in Participants on Chronic Hemodialysis With Recurrent Hyperkalemia (DIALIZE-Outcomes). Available at: https://clinicaltrials.gov/study/NCT04847232?intr=lokelma&rank=6. Last accessed November 2023.
15.
Kosiborod M, et al.  Effect of sodium zirconium cyclosilicate on potassium lowering for 28 days among outpatients with hyperkalemia: the HARMONIZE randomized clinical trial [article and protocol]. JAMA. 2014;312:2223-2233.
16.
European Medicines Agency [Internet] Lokelma (sodium zirconium cyclosilicate). Summary of Product Characteristics; [cited 12 Oct 2023]. Available at:  https://www.ema.europa.eu/en/documents/product-information/lokelma-epar-product-information_en.pdf. Last accessed November 2023
17.
Lokelma® (sodium zirconium cyclosilicate) for oral suspension [Internet]. US prescribing information. Wilmington (DE): AstraZeneca Pharmaceuticals LP; [cited 12 Oct 2023]. Available at: https://www.accessdata.fda.gov/drugsatfda_docs/label/2020/207078s003lbl.pdf. Last accessed November 2023.
18.
AstraZeneca. Data on file. [REF-198643]

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 1 December 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary